EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years ended December 31,
	2011	2010	2009	2008	2007
Income from operations	$20,450	$12,993	$63,501	$71,571	$73,914
Add: Fixed charges(1)	9,880	2,438	6,092	3,569	3,331
Earnings as defined	30,330	15,431	69,593	75,140	77,245
Fixed charges(1)	$9,880	$2,438	$6,092	$3,569	$3,331
Ratio of earnings to fixed charges(2)	3.1	6.3	11.4	21.1	23.2

(1)	The significant change in 2009 fixed charges is primarily due to the repurchase of our 2004 Senior Convertible Notes.

(2)	The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.